Exhibit 99.1

Affimed N.V.

Unaudited consolidated statements of comprehensive income/(loss) (in € thousand)

	Note	For the three months ended March 31
		2019	2018
Revenue	3	11,353	532

Other income – net		86	(11)
Research and development expenses		(7,987)	(6,396)
General and administrative expenses		(2,434)	(2,038)

Operating income / (loss)		1,018	(7,913)

Finance income / (costs) – net	4	834	(289)

Income / (loss) before tax		1,852	(8,202)

Income taxes		0	(1)

Income / (loss) for the period		1,852	(8,203)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	5	73	(195)

Other comprehensive income / (loss)		73	(195)

Total comprehensive income / (loss)		1,925	(8,398)

Earnings / (loss) per share in € per share (undiluted = diluted)		0.03	(0.15)

Weighted number of common shares outstanding		62,430,106	54,838,038

The notes are an integral part of these consolidated financial statements.

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Affimed N.V.

Consolidated statements of financial position (in € thousand)

	Note	March 31, 2019	December 31, 2018
		(unaudited)
ASSETS
Non-current assets
Intangible assets		107	56
Leasehold improvements and equipment		1,374	1,414
Long term financial assets	5	3,898	3,825
Right-of-use assets	2	635	0
		6,014	5,295

Current assets
Cash and cash equivalents		63,089	94,829
Financial assets	6	32,043	13,974
Trade and other receivables		8,298	1,429
Inventories		325	260
Other assets		570	387
		104,325	110,879

TOTAL ASSETS		110,339	116,174

EQUITY AND LIABILITIES
Equity
Issued capital		624	624
Capital reserves		239,656	239,055
Fair value reserves		2,667	2,594
Accumulated deficit		(200,292)	(202,144)
Total equity	7	42,655	40,129

Non-current liabilities
Borrowings	9	957	1,690
Contract liabilities		33,488	37,512
Lease liabilities		302	0
Total non-current liabilities		34,747	39,202

Current liabilities
Trade and other payables		6,289	9,425
Borrowings	9	3,083	3,083
Lease liabilities		334	0
Contract liabilities		23,231	24,335
Total current liabilities		32,937	36,843

TOTAL EQUITY AND LIABILITIES		110,339	116,174

The notes are an integral part of these consolidated financial statements.

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 Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

		For the three months ended March 31
	Note	2019	2018
Cash flow from operating activities
Income / (loss) for the period		1,852	(8,203)
Adjustments for the period:
- Income taxes		0	1
- Depreciation and amortisation		210	99
- Net gain from disposal of leasehold improvements and equipment		(9)	0
- Share based payments	8	601	370
- Finance income / costs – net	4	(834)	289
		1,820	(7,444)
Change in trade and other receivables		(6,688)	(711)
Change in inventories		(65)	(21)
Change in other assets		(183)	(17)
Change in trade, other payables and contract liabilities		(8,252)	1,345
Cash used in operating activities		(13,368)	(6,848)
Interest received		62	26
Paid interest		(77)	(101)
Net cash used in operating activities		(13,383)	(6,923)

Cash flow from investing activities
Purchase of intangible assets		(64)	(9)
Purchase of leasehold improvements and equipment		(66)	(146)
Cash received from the sale of leasehold improvements and equipment		0	1
Cash paid for investments in financial assets		(21.061)	0
Cash received from maturity of financial assets		3,513	0
Net cash used for investing activities		(17,678)	(154)

Cash flow from financing activities
Proceeds from issue of common shares		0	25,042
Transaction costs related to issue of common shares		0	(1,646)
Repayment of lease liabilities		(82)	0
Repayment of borrowings	9	(833)	(750)
Cash flow from financing activities		(915)	22,646

Exchange-rate related changes of cash and cash equivalents		236	(66)
Net changes to cash and cash equivalents		(31,976)	15,568
Cash and cash equivalents at the beginning of the period		94,829	39,837
Cash and cash equivalents at the end of the period		63,089	55,339

The notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

		Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2018	Note	468	213,778	7,325	(182,667)	38,904
Issue of common shares		156	23,230			23,386
Equity-settled share based payment awards	8		370			370
Loss for the period					(8,203)	(8,203)
Other comprehensive income				(195)		(195)

Balance as of March 31, 2018		624	237,378	7,130	(190,870)	54,262

Balance as of January 1, 2019		624	239,055	2,594	(202.144)	40,129
Equity-settled share based payment awards	8		601			601
Income for the period					1,852	1,852
Other comprehensive income				73		73

Balance as of March 31, 2019		624	239,656	2,667	(200,292)	42,655

The notes are an integral part of these consolidated financial statements.

Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (together “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three months ended March 31, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2018.

The interim financial statements were authorized for issuance by the management board on May 22, 2019.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018 except for the following:

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

As a result of the first time adoption of IFRS 16 on January 1, 2019 the Company recognized right-of-use assets of €0.7 million. The right-of-use model requires management to make significant judgements related to extension and termination options as well as to the applied discount rate.

Functional and presentation currency

These interim financial statements are presented in Euro, which is the Company’s functional currency. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2018 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or after January 1, 2019, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date

IFRS 16 Leases	January 1, 2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

Affimed has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of January 1, 2019. Accordingly, any comparative information presented for any periods in 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The nature and effect of the application of IFRS 16 are summarized below. The other amendments had no effect on the interim consolidated financial statements of the Company.

The new standard specifies how to recognize, measure, present and disclose lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognize right-of-use assets representing its rights to use the underlying assets and lease

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

Under IAS 17, Affimed determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 ´Determining Whether an Arrangement contains a Lease´. Under IFRS 16, Affimed now assesses whether a contract is or contains a lease based on the new definition of a lease. This definition says that a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

On transition to IFRS 16, Affimed elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were previously not identified as leases were not reassessed.

As a lessee, Affimed previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, Affimed recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rates for similar assets as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

However, Affimed has elected not to recognize right-of-use assets and lease liabilities for some short-term leases (leases with less than 12 months of lease term). Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Affimed presents right-of-use assets in a separate line item from the line item “Leasehold improvements and equipment” that presents other assets of the same nature that Affimed owns. The carrying amounts of right-of-use assets are below.

January 1 to March 31, 2019		Carrying amount
	Buildings	Cars	Total
Balance as of January 1, 2019	695	22	717
Balance as of March 31, 2019	616	19	635

Significant Accounting Policies

Affimed recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability.

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Affimed’s incremental borrowing rate. Generally, Affimed uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Affimed has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether Affimed is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Impacts on Transition

On transition to IFRS 16, the Company recognized additional right-of-use assets, including property, plant and equipment and additional lease liabilities. The impact on transition is summarized below.

January 1, 2019
Right-of-use assets	717
Lease liabilities	717

The Group discounted lease payments using a weighted average discount rate of 4.05% as of January 1, 2019.

In relation to those leases under IFRS 16, Affimed has recognized depreciation and interest costs, instead of operating lease expense. During the three months ending March 31, 2019, the Group recognized depreciation expense for right-of-use assets of €82 and interest cost related to the lease liability of €6 instead of operating lease expense of €88.

The transition between operating lease commitments disclosed applying IAS 17 as of December 31, 2018 and the lease liabilities recognized in the statement of financial position at the date of initial application, January 1, 2019, is shown below.

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

January 1, 2019
Operating lease commitment as of December 31, 2018	1,154
Recognition exemption for short-term leases	(98)
Payments for incidental rental costs and other rental payments (Not part of the lease)	(312)
Discounting using the incremental borrowing rate as of January 1, 2019	(27)
Lease liabilities as of January 1, 2019	717

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted)

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and ,therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group and note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 5 and 9).

3.	Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the three months ended March 31, 2018, the Company recognized revenue totalling €0.2 million.

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed will develop novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018. In the first quarter of 2019, the Group announced that it will receive a payment upon achievement of a preclinical milestone.

The Group recognized €10.6 million as revenue during the three months ended March 31, 2019 and €56.1 million as of March 31, 2019 under contract liabilities, which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized €0.7 million as revenue in the three months ended March 31, 2019 (2018: €0.3 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	March 31, 2019	December 31, 2018

Receivables	5,699	210
Contract liabilities	56,719	61,847

An amount of €5,541 recognized in contract liabilities at the beginning of the period has been recognized as revenue during the three months ended March 31, 2019.

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

The remaining performance obligations as of March 31, 2019 are approximately €56.7 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

Geographic information
	Three months ended March 31, 2019	Three months ended March 31, 2018
Revenue:
Germany	0	20
Europe	752	271
USA	10,601	241
	11,353	532

Major service lines
	Three months ended March 31, 2019	Three months ended March 31, 2018

Collaboration revenue	10,601	205
Service revenue	752	327
	11,353	532

Timing on revenue recognition	Three months ended March 31, 2019	Three months ended March 31, 2018
Revenue:
Point in time	5,633	355
Over time	5,720	177
	11,353	532

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

4.	Finance income and finance costs

	Three months ended March 31, 2019	Three months ended March 31, 2018

Interest SVB Loan Agreement	(155)	(243)
Foreign exchange differences	756	(75)
Finance cost lease liability	(6)	0
Other finance income/finance costs	239	29
Finance income/costs - net	834	(289)

5.	Long term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €3.9 million. As of March 31, 2019 the fair value increased by €0.1 million due to exchange rate differences recognized in other comprehensive income.

6.	Financial assets

As of March 31, 2019 and December 31, 2018, financial assets consisted of U.S. Dollar denominated certificates of deposit with original maturities of more than three months.

7.	Equity

As of March 31, 2019 the share capital of €624 (December 31, 2018: €624) is divided into 62,430,106 (December 31, 2018: 62,430,106) common shares with a par value of €0.01 per share.

8.	Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. The Group granted 496,803 awards in the three months ended March 31, 2019 to employees. No ESOP 2014 awards were cancelled or forfeited and no options were exercised. As of March 31, 2019, 6,445,241 (December 31, 2018: 5,948,438) ESOP 2014 options were outstanding, and 3,433,669 awards (December 31, 2018: 2,814,547)

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

had vested. The options outstanding as of March 31, 2019 had an exercise price in the range of $1.30 to $13.47.

Share based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual life time of the options is two years. As of March 31, 2019 no options were exercisable.

Share based payment expense

In the three months ended March 31, 2019, compensation expense of €601 was recognized affecting research and development expenses (€269) and general and administrative expenses (€332). In the three months ended March 31, 2018, compensation expense of €370 was recognized affecting research and development expenses (€159) and general and administrative expenses (€211).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	March 31, 2019	March 31, 2018

Fair value at grant date	$2.18	$0.95
Share price at grant date	$3.17	$1.57
Exercise price	$3.15	$1.57
Expected volatility	80%	70%
Expected life	5.90	5.90
Expected dividends	0.00	0.00
Risk-free interest rate	2.60%	0.07%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips and German sovereign strips respectively (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

9.	Borrowings

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in the equity of Affimed. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75-80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements.

As of March 31, 2019 and December 31, 2018, the fair value of the liability did not differ significantly from its carrying amount (€4,040 and €4,773). The loan has a maturity date of May 31, 2020, and repayment started in December 2017 with amortized payments of principal and interest in equal monthly installments. As of March 31, 2019, €3,083 (December 31, 2018: €3,083) was classified as current liabilities.

10.	Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €95 (€92) in the three months ended March 31, 2019 (2018), remuneration of managing directors and other key management personnel amounted to €724 (€496). The Company recognized share-based payment expenses of €20 (€12) for supervisory directors and €403 (€245) for managing directors and other key management personnel in the three months ended March 31, 2019 (2018).

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Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

The following table provides the outstanding balances for management and supervisory board remuneration.

	Outstanding balances
	March 31, 2019	December 31, 2018
Martin Treder	0	9
Leila Alland	0	40
Dr. Thomas Hecht	20	21
Berndt Modig	8	10
Ferdinand Verdonck	10	11
Dr. Ulrich Grau	18	21
Dr. Bernhard Ehmer	16	17
Mathieu Simon	8	0

11.	Subsequent events

In line with the strategic focus on the Company’s innate immunity portfolio, Affimed made the decision to terminate the Phase 1 clinical program of AFM11, a CD19/CD3-targeting bispecific T cell engager. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. In May 2019, the Company received notification from the FDA that additional data would be needed to determine whether the AFM11 clinical hold may be lifted. Affimed has informed the FDA of its intention to terminate the clinical program.

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